02052395

EXECUTED COPY

1-14270

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/27/02

FOR AUGUST 27, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

Elvira Cosentino
Nortel Inversora S.A.
(5411) 4 968-3630

Gennaro Bizzarro
Gia Podobinski
Golin/Harris
(212) 697-9191

NORTEL INVERSORA S.A. ANNOUNCES CONSOLIDATED SECOND QUARTER RESULTS FOR FISCAL YEAR 2002

Buenos Aires, August 26, 2002 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina STET-France Telecom S.A. ("Telecom") and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. (2.243) million for the second quarter of fiscal year 2002.

Nortel's consolidated financial results for the second quarter ended June 30, 2002 are substantially identical to Telecom's results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and subsequent volatility of the peso plus the "pesification" of Telecom's tariffs enforced by the Argentine Government at the rate of US$1=1 Peso, b) the decrease in traffic and rates in the basic telephony business (mainly in the domestic and international long distance services and interconnection services), and the decline in traffic and the average revenue per user in the cellular business.

As a consequence of the increase in inflation following the abolishment of the Convertibility Law, the Professional Board of Economic Sciences of the City of Buenos Aires issued Resolution N° 3/02 that re-instates Technical Resolution ("RT") N° 6 as amended by RT N° 19 concerning the restatement of Financial Statements in constant pesos as of January 1, 2002.

On July 17, 2002, the government issued Decree N° 1269/02 that abolished Decree N°316/95 and reestablished inflationary accounting. On July 25, 2002, the National Securities Commission ("CNV") issued Resolution N° 415/02, through which it adopted the inflation accounting method for fiscal years that started as of January 1, 2002, and determined that figures prior to such date must be considered in constant pesos as of December 31, 2001. Accordingly, the Company has accounted for these effects as required under the resolution. Figures corresponding to the first and second quarter 2001 presented herein for comparative purposes have been restated to June 30, 2002 using an adjustment factor of 1.9562, which represents the rate of inflation during the first half of 2002. Additionally, figures corresponding to first quuarter 2002 and second quarter 2002 include the effects of the adoption of inflationary accounting.

The Ordinary Shareholders' Meeting of the Company held on April 25, 2002 resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after the legal reserve had been provided for, as a result of insufficient funds with which to pay dividends. Similiarly, the Ordinary Shareholders' Meeting of Telecom held on April 24, 2002 resolved to carry forward the total of its retained earnings.

For the same reasons, the Ordinary Shareholders' Meeting of the Company resolved to not pay the scheduled redemption of the Class A Preferred Shares for the fiscal year ended December 31, 2001. As a result, the Class A Preferred Shareholders obtained the right to vote, in accordance with the terms and conditions of issuance of the Class A Preferred Shares. Their right to vote was exercised in the Special Meeting of Class A Preferred Shareholders held on April 25, 2002, where these shareholders elected a new director of the Company.

On August 6th, 2002, the Board of Directors received a letter from certain Class B Preferred Shareholders in which such shareholders demand, as a result of the noncompliance with the covenant contained in Section 9(f) of the terms of issuance of the Class B Preferred Shares (which refers to the ratio noted in Note 7 to the financial statements), to call a Special Meeting of Class A and B Preferred shareholders in order to, among other things, elect a director and an alternate director by these shareholders in joint manner.

On August 14th, 2002, the Board of Directors of the Company resolved to call a Special Meeting of Class A and B Preferred shareholders to be held on September 13th, 2002 in order to address the agenda points as requested by the moving shareholders.

Nortel has been notified by the New York Stock Exchange ("NYSE") that it has fallen below the NYSE´s Continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day trading period.

Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price back above $1.00 within six months of receipt of the notification or if deemed necessary have until its next shareholders meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency. Nortel is currently in discussions with the NYSE with respect to this issue and is reviewing its options in order to cure this deficiency.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.
FIRST QUARTER, FISCAL YEAR 2002
(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	Second quarter, ended June 30	
	2002	**2001**
Current assets	2.042	2.271
Non-current assets	11.336	10.992
Total assets	**13.378**	**13.263**
Current liabilities	12.708	3.107

Non-current liabilities	129	5.506
Total liabilities	**12.837**	**8.613**
Minority interests	245	2.117
Total shareholders' equity	296	2.533
Total liabilities and shareholder's equity	**13.378**	**13.263**

Consolidated Income Statement

	2002	**2001**
Net revenues	1.914	2.991
Cost of services provided		
Administrative and selling expenses	(1.954)	(2.559)
Operating Profit	**(40)**	**432**
Equity lost from related companies	(20)	(10)
Financial and holding results	(6.100)	(217)
Other,net	(75)	(51)
Unusual losses		(10)
Income tax	2.127	(66)
Minority interest	1.865	(35)
Net Income	**(2.243)**	**43**

Ratios

	Second quarter, ended June 30	
	2002	**2001**
Liquidity	0.16	0.73
Indebtedness	23.74	1.85

María Elvira Cosentino
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: August 27, 2002

By: ________________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer